

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

July 7, 2010

Don Ross, President
Harbor Island Development Corp.
2275 NW 150th Street, Unit B
Opa Locka, FL 33054

Re: **Harbor Island Development Corp.**
        Amendment No. 1 for Registration Statement on Form S-1
        File No. 333-166522
        Filed on June 15, 2010

Dear Mr. Ross:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Cover Page, page 3

1.   We note your response to comment three of our letter dated June 1, 2010, and we reissue it. We note your amendment includes a date on the cover of the registration statement, but not the cover page of your prospectus.

Prospectus Summary, page 5

2.   We note your response to comment four of our letter dated June 1, 2010, and we reissue it in part. Please revise to clarify the basis for your belief that you will generate sufficient

revenues to cover your operating costs. We note you do not have a history of any sales or profitable operations.

Risk Factors, page 7

3.   We note your response to comment five of our letter dated June 1, 2010, and we reissue it. Your disclaimer on page 11 may imply that not all material risks are disclosed in your prospectus. Please remove it.

4.   We note your response to comment six of our letter dated June 1, 2010, and we reissue it. Your first risk factor on page eight solely refers to your potential inability to obtain additional financing. Please add a risk factor that addresses your difficulty in meeting your ongoing cash obligations and operating expenses, in light of your cash position and lack of profitable operations.

5.   We note your response to comment seven of our letter dated June 1, 2010, and we reissue the comment in part. Please revise the second risk factor on page eight to address the dilution caused by your sole officer accepting common stock in lieu of his $2,500 monthly management fee. You should also address his sole discretion in setting the conversion ratio.

6.   We note your response to comment eight of our letter dated June 1, 2010, and we reissue it in part. Please revise the first risk factor on page 10 to address the need for and expense of apparel or retail industry consultants.

Use of Proceeds, page 12

7.   We note your responses to comments 10 and 13 of our letter dated June 1, 2010, and we reissue them. Please revise to clarify why you believe that you will be able to operate for the next 10-12 months with the maximum net proceeds of $63,489.67. On page 19, you indicate that your General and Administrative and Legal and Accounting expenses alone will total $60,000 in the next 12 months. In addition, it appears you will have $60,000 in executive compensation and over $16,000 in notes payable that will become due.

8.   The responses to comments 11 and 12 and the revised disclosure in this section, which say that uses of offering proceeds are within the company's sole discretion, appear to indicate that the company does not have a specific business plan. Rule 419 applies to a registered securities offering of penny stock where the registrant is a development stage company that either has no specific business plan or plans to acquire an unidentified company. Please comply with prior comments 11 and 12 or revise your filing to comply with Rule 419.

Description of Property, page 14

9.   We note your response to comment 16 of our letter dated June 1, 2010, and we reissue it
        in part. Please revise to clarify, if true, Island Stuff USA, may terminate your use of its
        office space at no cost at any time.

Business, page 14

10.   We note your response to comment 18 of our letter dated June 2, 2010, and we reissue it
        in part. Please revise to clarify what operating activities you have performed as of
        today's date. For example, throughout this section you describe a prospective marketing
        and growth strategy. Please revise to indicate whether the Company has performed any
        part of these initiatives. For example, if the Company has not performed any marketing
        or growth strategy activities, such as creating and maintaining a website, seeking retail
        stores to carry your products, or locations for retail stores, please clearly state so.

11.   We note your responses to comments 19 and 21 of our letter dated June 1, 2010. Please
        comply with these comments or revise your filing to comply with Rule 419.   See our
        comment above under "Use of Proceeds."

12.   We note your response to comment 20 of our letter dated June 1, 2010, and we reissue it.
        We are unable to locate the requested disclosure, other than your general references that
        you will be able to generate revenues to cover your operating costs and that you will be
        selling products.

13.   We note your response to comment 22 of our letter dated June 1, 2010, and we reissue it.
        If you are unable to provide basic information concerning the general business of your
        sole supplier, please clearly indicate so in the appropriate places of your prospectus and
        add an appropriate risk factor.

14.   We note your response to comment 23 of our letter dated June 1, 2010, and we reissue it.
        Exhibit 10.2 indicates that Harbor Island Development, not your incorporator, was a
        party to the distribution agreement. It is unclear how a corporation that did not exist
        could enter into a valid and binding distribution agreement with Island Stuff USA.
        Please explain, with a view to disclosure in the prospectus. Please file an executed
        distribution agreement with your next amendment.

Management Discussion and Analysis, page 18
Liquidity and Capital Resources, page 18

15.   We note your response to comment 24 of our letter dated June 2, 2010, and we reissue it.
        Please discuss the management fees owed to Mr. Donald Ross in terms of the effect on
        your liquidity and whether you are dependent on his accepting stock in lieu of cash

payment. Also, please clarify whether Mr. Ross, in his sole discretion, may discontinue accepting stock in payment of his fee, and disclose the impact on the company. Further, please provide the basis of your projected monthly Business Development and Marketing & Advertising expenses.

16.   We note your responses to comments 10 and 25 of our letter dated June 1, 2010 and your revised disclosures on pages 12 and 19. Please clearly describe your potential sources to fund the difference between the amount of the offering and the amount of your estimated operating expenses within 12 months, and describe the uncertainties surrounding the availability of those sources.

17.   We note your response to comment 26 of our letter dated June 1, 2010. As there are uncertainties in your ability to continue as a going concern, please disclose a viable business plan to inform the investors how you intend to overcome your difficulties in Management's Discussion and Analysis pursuant to Item 303 of Regulation S-K and your financial statement footnotes pursuant to AU 341. In addition, describe the consequences to your business if you are unable to raise additional financing. Refer to FRR 607.02.

Executive Compensation, page 21

18.   We note your responses 29 and 30 of our letter dated June 1, 2010, and we reissue them. It appears your revised disclosure on page II-2 indicates that the 5,000,000 shares were issued as founders stock for Mr. Donald Ross's efforts in organizing the corporation. Yet, your financial statements on page F-4 and your executive compensation table references the shares as executive compensation. Please revise to reconcile this discrepancy.

19.   Please revise your summary compensation table to include the total compensation for Mr. Donald Ross.

20.   We note your response to comment 31 of our letter dated June 1, 2010, and we reissue it. Your response indicates that the management agreement was entered into on March 19, 2010, but your response and the revised disclosure fails to address the date when the agreement commenced and when Mr. Donald Ross started to earn his management fee. If, for example, the agreement commenced on March 19, 2010, Mr. Donald Ross's first management fee would be payable on March 31, 2010, but there is no disclosure in the registration statement that such a payment was made, the fee payable was converted in common stock on that date, or the fee was deferred. Further, Exhibit 10.1 references an agreement date in April, 2010. Please revise to reconcile this discrepancy and provide clarification of when the management agreement commenced.

21.   In addition, we are unable to locate disclosure of the materials terms of your management agreement in your prospectus, including sections 3, 4, and 6 of the agreement. Further, it

appears the amount of your management fee in comparison to your cash flows and capital, the ability of Mr. Donald Ross to convert that fee into shares at his discretion, his ability to compete with the Company with outside interests, and the lack of a fixed term of the agreement raises significant risks to investors that may require risk factor disclosure. Please revise accordingly.

Significant Employees, page 22

22.   Please include the supplemental response to comment 33 in your disclosure. Further, please revise to disclose any material effects on Harbor Island Development Corp. from Mr. Ross's classification as an independent contractor, rather than an employee. In particular, please revise to clarify whether there are any differences in terms of responsibilities or liability.

Owners and Management, page 23

23.   Please revise your ownership table on page 23 to reflect the information available at the most recent practicable date, as required by Item 403(a) of Regulation S-K. In particular, please include any securities that have been issued in lieu of paying your management fee to your sole officer.

Certain Relationships and Related Transactions, page 23

24.   We note your response to comment 34 of our letter dated June 1, 2010, and we reissue it in part. Please revise to include a description your officer's prospective conversion of this monthly management fees into shares of common stock.

Legal Matters, page 23

25.   We note your response to comment 36 of our letter dated June 1, 2010, and we reissue it. We are unable to locate the changes indicated by your response letter.

Financial Statements, page F-1

Report of Independent Registered Public Accounting Firm, page F-2

26.   We note your response to comment 37 of our letter dated June 1, 2010. The first sentence of the audit report still refers to the company as "an exploration stage company." Please advise the auditor to revise to refer to the company as a development stage company.

Part II

Recent Sales of Unregistered Securities, page II-2

27.   We note your response to comment 41 of our letter dated June 1, 2010, and we reissue it in part. Please revise this section to remove your implication that your prior sales of unregistered securities may have occurred under the safe harbor provided by Regulation D, as your response indicates you solely relied on the general exemption under Section 4(2) of the Securities Act.

28.   Please revise this section to provide the details of any issuances of unregistered securities paid to your sole officer in lieu of cash payment of his management fee.

Exhibits

29.   We note your response to comment 42 of our letter dated June 1, 2010, and we reissue it. We are unable to locate your Specimen Stock Certificate as an exhibit.

30.   Please clarify whether Exhibits 10.1, 10.3 and 10.4 are executed copies or are form versions, as noted in the Exhibit Index. We note that Exhibit 10.1 does not appear complete, as it is undated.

Exhibit 5.1

31.   We note your response to comment 43 of our letter dated June 1, 2010, and we reissue it in part. Please provide a revised legal opinion that identifies the state law to which your attorney opines.

You may contact Steve Lo (202) 551-3394 or Ryan Milne at (202) 551-3688 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim at (202) 551-3297 or me at (202) 551-3790 with any other questions.

Sincerely,

John Reynolds
Assistant Director

cc: Wade Huettel, Esq.
        Fax: (619) 330-1888